ParkerVision Reports First Quarter 2022 Results

Jacksonville, Fla., May 11, 2022 – ParkerVision, Inc. (OTCQB: PRKR) (“ParkerVision”), a developer and marketer of technologies and products for wireless applications, today announced results for the three months ended March 31, 2022.

First Quarter 2022 Summary and Recent Developments

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ParkerVision recently moved to amend its complaint against Intel in the Western District of Texas to add a claim for willful infringement based on information obtained during discovery.   A finding of willfulness by a jury can result in enhanced damages, as determined by the district court judge.

o	The first Intel trial, which includes accused cellular products, is scheduled to commence December 5, 2022.

o	A second Intel trial which accuses Intel WiFi and Bluetooth products is expected to be scheduled for the fall of 2023.

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The U.S. District Court in the Middle District of Florida (Orlando Division) issued a summary judgment order on March 22, 2022 ruling that Qualcomm does not infringe the claims of the three patents in ParkerVision’s patent case against Qualcomm.    ParkerVision is appealing this ruling along with the same court’s March 9, 2022 ruling excluding the opinions of ParkerVision’s experts regarding infringement and validity issues.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are in the process of preparing our appellate court briefs in the Qualcomm matter and believe we have a solid foundation for a successful appeal.  Simultaneously, we are moving full steam ahead with discovery in our first case against Intel cellular products and preparing for a jury trial set for seven months from now.  Based on facts revealed thus far in discovery, our counsel filed a sealed motion to amend our complaint to add a charge of willful infringement.  If granted, we anticipate that this addition to our complaint will not cause any delays in the Intel schedule and, more importantly, it will enable the judge to enhance the jury-awarded damages in the event a jury determines Intel’s infringement to be willful.”

Financial Results

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ParkerVision reported net income for the first quarter of 2022 of  $0.3 million, or $0.00 per common share, compared to a net loss of $2.5 million, or $0.04 per common share for the first quarter of 2021.

o	The net income position compared to the prior year net loss is primarily the result of a $2.3 million gain from a decrease in the fair value of the contingent payment obligations.
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We used cash for operations of approximately $0.9 million in the three months ended March 31, 2022 compared to approximately $5.0 million in cash used for operations during the same period in 2021.  Cash used for operations in 2021 included the payment of approximately $4.0 million in current liabilities, primarily for the purpose of settling outstanding litigation fees and expenses.

•	On May 10, 2022, ParkerVision consummated the sale of $0.3 million in convertible notes to accredited investors, including $0.1 million to ParkerVision director, Paul Rosenbaum.

About ParkerVision

ParkerVision, Inc. invents, develops and licenses cutting-edge, proprietary radio-frequency (RF) technologies that enable wireless solution providers to make and sell advanced wireless communication products.  ParkerVision is engaged in a number of patent enforcement actions in the U.S. to protect patented rights that it believes are broadly infringed by others. For more information, please visit www.parkervision.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2021 and the Form 10-Q for the quarter ended March 31, 2022. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Cindy French
Chief Financial Officer
ParkerVision, Inc
cfrench@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights

(in thousands)	(unaudited) March 31, 2022	December 31, 2021
Cash and cash equivalents	$198	$1,030
Prepaid expenses and other current assets	489	599
Intangible assets & other noncurrent assets	1,720	1,811
Total assets	2,407	3,440

Current liabilities	1,741	1,646
Contingent payment obligations	40,761	43,063
Convertible notes	2,870	2,895
Other long-term liabilities	588	613
Shareholders’ deficit	(43,553)	(44,777)
Total liabilities and shareholders’ deficit	$2,407	$3,440

ParkerVision, Inc.

Summary Results of Operations    (unaudited)

	Three Months Ended
(in thousands, except per share amounts)	March 31,
	2022	2021
Licensing revenue	$-	$-
Cost of sales	(3)	-
Gross margin	(3)	-

Selling, general and administrative expenses	1,933	2,280
Total operating expenses	1,933	2,280

Interest expense and other	(34)	(37)
Change in fair value of contingent payment obligations	2,302	(150)
Total other income (loss), net	2,268	(187)

Net income (loss)	$332	$(2,467)

Basic earnings (loss) per common share	$0.00	$(0.04)
Diluted earnings (loss) per common share	0.00	(0.04)

Weighted average shares outstanding
Basic	77,553	63,695
Diluted	106,859	63,695

ParkerVision, Inc.

Summary of Cash Flows

(unaudited)

	Three Months Ended
(in thousands)	March 31,
	2022	2021
Net cash used in operating activities	$(872)	$(4,989)
Net cash used in investing activities	-	(1)
Net cash provided by financing activities	40	5,610

Net (decrease) increase in cash and cash equivalents	(832)	620

Cash and cash equivalents - beginning of period	1,030	1,627

Cash and cash equivalents - end of period	$198	$2,247